EXHIBIT 99.1

Brookfield Renewable Announces Strong Second Quarter Results

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, Aug. 07, 2020 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable Partners”, "BEP", or together with Brookfield Renewable Corporation, "Brookfield Renewable") today reported financial results for the three and six months ended June 30, 2020.

“We had a strong quarter, as we executed on our key strategic priorities, including delivering operational performance, investing in growth, and bolstering our liquidity position to $3.4 billion,” said Sachin Shah, CEO of Brookfield Renewable. “We are pleased to have completed the creation of Brookfield Renewable Corporation and closed the merger with TerraForm Power.  Looking forward, we believe our global scale, operational depth and financial strength positions us well to benefit from global decarbonization and continue to deliver on our target of 12-15% long-term returns to equity holders."

Financial Results

For the period ended June 30
Millions (except per unit or otherwise noted)	Three months ended June 30		Six months ended June 30
Unaudited	2020	2019	2019	2018
Total generation (GWh)
– Long-term average generation	15,527	14,252	29,678	27,745
– Actual generation	13,264	14,881	27,528	29,006
Brookfield Renewable Partner's share
– Long-term average generation	7,309	7,109	14,026	13,807
– Actual generation	6,552	7,602	13,716	14,848
Net (loss) income Attributable to Unitholders	$(44)	$17	$(26)	$60
Per Unit(1)	(0.14)	0.05	(0.08)	0.19
Funds From Operations (FFO)(2)	232	230	449	457
Per Unit(1)(2)	0.75	0.74	1.44	1.47
Normalized Funds From Operations (FFO)(2)(3)	241	203	453	407
Per Unit(1)	0.77	0.65	1.46	1.31

(1) For the three and six months ended June 30, 2020, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 311.3 million (2019: 311.2 million and 311.1 million, respectively). The actual units outstanding at June 30, 2020 were 311.4 million (2019: 311.2 million).
(2) Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(3) Normalized FFO assumes long-term average generation in all segments except the Brazil and Colombia hydroelectric segments and uses 2019 foreign currency rates. For the three and six months ended June 30, 2020, the change related to long-term average generation totaled $19 million and $2 million, respectively (2019: $(27) million and $(50) million, respectively) and the change related to foreign currency totaled $(10) million and $2 million, respectively.

Brookfield Renewable reported FFO of $232 million for the three months ended June 30, 2020, up slightly from prior year, and $241 million on a normalized basis ($0.77 per unit), a 19% increase from the prior year. After deducting non-cash depreciation, our net loss attributable to unitholders for the three months ended June 30, 2020 was $44 million or $0.14 per unit.

Highlights

  Generated FFO of $232 million, up slightly from prior year, and normalized FFO of $241 million, a 19% increase over the prior year, as our sites continue to perform well with high levels of asset availability, and we benefited from growth from new acquisitions and development assets coming online;

  Subsequent to quarter-end, completed the creation of Brookfield Renewable Corporation and merger with TerraForm Power;

  We agreed to invest over $580 million ($130 million net to BEP) of equity, including the acquisition of a 1,200 megawatt solar development project in Brazil;

  Our liquidity remains robust at $3.4 billion and our balance sheet remains in excellent shape - with no material debt maturities over the next five years; and

  So far this year, we generated close to $500 million of proceeds ($85 million net to BEP) from asset recycling initiatives.

Update on Growth Initiatives

Subsequent to quarter-end, we completed the merger of TerraForm Power into Brookfield Renewable on an all-stock basis. The merger is accretive to Brookfield Renewable, simplifies our corporate structure, strengthens our business in North America and Europe and further enhances our position as one of the largest publicly traded, pure-play renewable power businesses with over $50 billion in total power assets.

We, together with our institutional partners, also agreed to acquire a 1,200 megawatt solar development project in Brazil.  This is one of the largest solar development projects in the world and requires both development and energy marketing capabilities to bring the project to completion.  The project is 75% contracted, and we expect to leverage our deep energy marketing capabilities to contract the remaining power.  In addition, given our global scale, we intend to drive down equipment procurement, installation and operating costs to deliver additional value over time. The transaction is subject to customary closing conditions and is expected to close in the fourth quarter of 2020.

Brookfield Renewable Corporation (BEPC)

We completed the special distribution of BEPC shares providing investors with greater flexibility in how they invest in our business.  BEPC is listed on the same exchanges as BEP, offering investors the optionality to invest in Brookfield Renewable through either a partnership or Canadian corporation, which we believe should lead to increased demand and enhanced liquidity for our securities.

We completed the special distribution on July 30th by providing unitholders with one share of BEPC for every four units of BEP.  We have subsequently seen strong support for BEPC shares in the market, with strong trading volumes over the first week of trading and the share price trading slightly above the BEP unit price. We are very pleased with the launch and positive market reception thus far.

Results from Operations

During the second quarter, we generated FFO of $232 million, or $0.75 per unit, as the business benefited from recent acquisitions, strong operational performance, and execution on margin enhancement initiatives. On a normalized basis, our results are up 19% over last year.

With an increasingly diversified portfolio of operating assets, limited off-taker concentration risk, and a strong contract profile, our cash flows are highly resilient. While generation for the quarter was below the long-term average, driven largely by drier conditions in the New York and Colombia, generation so far this year has been roughly in line with long-term average. As we have reiterated, we expect this type of resource cyclicality, and therefore do not manage the business based on under-or over-performance of generation relative to the long-term average in any given period. Our focus continues to be on diversifying the business, which mitigates exposure to any single resource, market or counterparty.

We continue to be focused on maintaining a highly diversified, investment grade customer base with over 600 customers around the world under long-term power purchase agreements. For example, our commercial and industrial counterparties, which comprise less than 20% of our generation, are well diversified across regions and sectors, with our largest C&I customer representing only 2% of our total contracted generation. Our contract profile remains strong, with 95% of total generation contracted in 2020, and a weighted-average remaining contract length of 15 years. Therefore, our cash flows are well protected from exposure to short-term price volatility and are expected to remain stable over the long-term.

During the quarter, our hydroelectric segment delivered FFO of $193 million. In North America, we remain focused on securing short-term contracts in this low power price environment to retain upside optionality for when prices improve. In our Brazilian and Colombian portfolios, we continue to focus on extending the duration of our contract profile while maintaining a certain portion of uncontracted generation to mitigate hydrology risk. This quarter, we secured 17 new contracts in Latin America for a total of 432 gigawatt-hours per year, including one contract in Colombia with a seven-year term. The weighted-average remaining contract duration is now nine years in Brazil and three years in Colombia.

Our wind and solar segments generated a combined $85 million of FFO, representing a 29% increase over the prior year, as we continue to generate stable revenues from these assets and benefit from the diversification of our fleet and highly contracted cash flows with long duration power purchase agreements. This quarter, we commissioned almost 100 MW of solar projects and secured five long-term PPAs with investment grade counterparties to support our 1,500 MW wind development pipeline in the U.S. and Europe.

Balance Sheet and Liquidity

Our liquidity position remains strong, with close to $3.4 billion of total available liquidity, which allows us to support our current operations as well as to opportunistically pursue new investments.

Our investment grade balance sheet has no material maturities over the next five years, an average overall debt duration of 10 years, and approximately 80% of our financings are non-recourse to BEP. During the quarter, we executed over $1.1 billion of financings across the business.

We also continued to execute our capital recycling strategy of selling mature, de-risked or non-core assets to lower cost of capital buyers and redeploying the proceeds into higher yielding opportunities.  So far this year, we, together with our institutional partners, generated close to $500 million of proceeds ($85 million net to BEP) from these activities.

Distribution Declaration

The next quarterly distribution in the amount of $0.4340 per LP unit, is payable on September 30, 2020 to unitholders of record as at the close of business on August 31, 2020. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BEPC has declared an equivalent quarterly dividend of $0.4340 per share, also payable on September 30, 2020 to shareholders of record as at the close of business on August 31, 2020. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The quarterly dividends on BEP's preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the BEP units and BEPC shares are declared in U.S. dollars. Unitholders who are residents in the United States will receive payment in U.S. dollars and unitholders who are residents in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders who are residents in Canada who wish to receive a U.S. dollar distribution and registered unitholders who are residents in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable Partners maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of BEP units who are residents in Canada to acquire additional BEP units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at www.bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at www.bep.brookfield.com.

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 19,000 megawatts of installed capacity and an 18,000 megawatt development pipeline. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at www.bep.brookfield.com and www.bep.brookfield.com/bepc. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $525 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Claire Holland	Cara Silverman
Senior Vice President - Communications	Manager - Investor Relations
(416) 369-8236	(416) 649-8172
claire.holland@brookfield.com	cara.silverman@brookfield.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s 2020 Second Quarter Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Renewable’s website at www.bep.brookfield.com.

The conference call can be accessed via webcast on August 7, 2020, at 9:00 a.m. Eastern Time at https://edge.media-server.com/mmc/p/6rysjwb2 or via teleconference at 1-866-688-9430 toll free in North America. If dialing from outside Canada or the U.S., please dial 1-409-216-0817 at approximately 8:50 a.m. Eastern Time. When prompted, enter the conference ID, 3681697. A recording of the teleconference can be accessed through August 14, 2020 at 1-855-859-2056, or from outside Canada and the U.S. please call 1-404-537-3406. When prompted, enter the conference ID, 3681697.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)		June 30		December 31
		2020		2019
Assets
Cash and cash equivalents		$229		$115
Trade receivables and other financial assets		1,300		1,172
Equity-accounted investments		1,779		1,889
Property, plant and equipment, at fair value		28,527		30,714
Goodwill		716		821
Deferred income tax and other assets		774		980
Total Assets		$33,325		$35,691
Liabilities
Corporate borrowings		$2,124		$2,100
Borrowings which have recourse only to assets they finance		8,762		8,904
Accounts payable and other liabilities		2,028		2,019
Deferred income tax liabilities		4,237		4,537

Equity
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$7,813		$8,742
General partnership interest held by Brookfield	58		68
Participating non-controlling interests – Redeemable/Exchangeable units held by Brookfield	2,816		3,315
Preferred equity	571		597
Preferred limited partners' equity	1,028		833
Limited partners' equity	3,888	16,174	4,576	18,131
Total Liabilities and Equity		$33,325		$35,691

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME
UNAUDITED
FOR THE THREE MONTHS ENDED MARCH 31	Three months ended June 30		Six months ended June 30
(MILLIONS, EXCEPT AS NOTED)	2020	2019	2019	2018
Revenues	$651	$787	$1,443	$1,612
Other income	23	17	33	25
Direct operating costs	(248)	(252)	(509)	(506)
Management service costs	(36)	(23)	(67)	(44)
Interest expense – borrowings	(154)	(178)	(316)	(351)
Share of (loss) earnings from equity-accounted investments	(15)	—	(31)	32
Foreign exchange and unrealized financial instrument gain (loss)	(14)	(12)	6	(30)
Depreciation	(192)	(200)	(398)	(400)
Other	(17)	(1)	(25)	(3)
Income tax expense
Current	3	(15)	(16)	(39)
Deferred	10	(14)	11	(34)
	13	(29)	(5)	(73)
Net income	$11	$109	$131	$262
Net income attributable to:
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$35	$74	$118	$168
General partnership interest held by Brookfield	—	1	—	1
Participating non-controlling interests – Redeemable/Exchangeable units held by Brookfield	(19)	7	(11)	25
Preferred equity	6	7	13	13
Preferred limited partners' equity	14	11	26	21
Limited partners' equity	(25)	9	(15)	34
	$11	$109	$131	$262
Basic and diluted (loss) earnings per LP Unit	$(0.14)	$0.05	$(0.08)	$0.19

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED	Three months ended June 30		Six months ended June 30
SIX MONTHS ENDED JUNE 30 (MILLIONS)	2020	2019	2019	2018
Operating activities
Net income	$11	$109	$131	$262
Adjustments for the following non-cash items:
Depreciation	192	200	398	400
Unrealized foreign exchange and financial instrument loss	14	11	(7)	31
Share of earnings from equity-accounted investments	15	—	31	(32)
Deferred income tax expense	(10)	14	(11)	34
Other non-cash items	4	33	26	50
Net change in working capital	35	1	48	(6)
	261	368	616	739
Financing activities
Net corporate borrowings	250	—	250	—
Commercial paper and corporate credit facilities, net	(198)	(26)	(159)	(721)
Non-recourse borrowings, net	74	279	(21)	279
Capital contributions from participating non-controlling interests – in operating subsidiaries	—	10	7	257
Issuance of preferred limited partnership units	—	—	195	126
Repurchase of LP Units	—	—	—	(1)
Distributions paid:
To participating non-controlling interests - in operating subsidiaries	(174)	(262)	(251)	(396)
To preferred shareholders & limited partners' unitholders	(18)	(18)	(36)	(33)
To unitholders of Brookfield Renewable or BRELP	(183)	(171)	(365)	(342)
Borrowings from related party, net	—	(33)	—	322
	(249)	(221)	(380)	(509)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	—	(26)	—	(26)
Investment in property, plant and equipment	(57)	(34)	(110)	(63)
Disposal of subsidiaries, associates and other securities, net	(60)	(1)	24	4
Restricted cash and other	45	66	(15)	11
	(72)	5	(101)	(74)
Foreign exchange gain (loss) on cash	(1)	1	(13)	1
Cash and cash equivalents
Increase (decrease)	(61)	153	122	157
Net change in cash classified within assets held for sale	(4)	(8)	(8)	(8)
Balance, beginning of period	294	177	115	173
Balance, end of period	$229	$322	$229	$322

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED JUNE 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended June 30:

	(GWh)				(MILLIONS)

	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO		Net Income (Loss)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Hydroelectric
North America	3,476	4,134	3,580	3,583	$217	$275	$173	$211	$145	$168	$10	$79
Brazil	924	1,066	998	998	39	58	35	42	29	33	9	16
Colombia	532	861	870	869	45	56	25	35	19	25	11	17
	4,932	6,061	5,448	5,450	301	389	233	288	193	226	30	112
Wind
North America	765	761	938	949	56	58	45	40	29	23	(11)	(22)
Europe	140	204	175	223	15	22	13	15	10	11	(9)	(11)
Brazil	142	147	168	141	7	9	6	6	5	4	—	4
Asia	110	52	118	51	7	3	6	2	4	1	2	2
	1,157	1,164	1,399	1,364	85	92	70	63	48	39	(18)	(27)
Solar	376	287	462	295	61	51	59	42	37	27	(6)	4
Storage & Other	87	90	—	—	19	21	12	10	8	7	(1)	1
Corporate	—	—	—	—	—	—	22	(3)	(54)	(69)	(49)	(73)
Total	6,552	7,602	7,309	7,109	$466	$553	$396	$400	$232	$230	$(44)	$17

The following table reconciles net income attributable to Unitholders and earnings per unit, the most directly comparable IFRS measures, to FFO, and FFO per unit, both non-IFRS financial metrics for the three months ended June 30:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2020	2019	2020	2019
Net income attributable to:
Limited partners' equity	$(25)	$9	$(0.14)	$0.05
General partnership interest held by Brookfield	—	1	—	—
Participating non-controlling interests – Redeemable/Exchangeable units held by Brookfield	(19)	7	—	—
Net income attributable to Unitholders	$(44)	$17	$(0.14)	$0.05
Adjusted for proportionate share of:
Depreciation	158	164	0.51	0.54
Foreign exchange and unrealized financial instruments loss	51	13	0.16	0.04
Deferred income tax expense (recovery)	—	10	—	0.03
Other	67	26	0.22	0.08
FFO	$232	$230	$0.75	$0.74
Distributions attributable to:
Preferred limited partners' equity	14	11
Preferred equity	6	7
Current income taxes	4	10
Interest expense – borrowings	104	119
Management service costs	36	23
Proportionate Adjusted EBITDA	$396	$400
Attributable to non-controlling interests	121	230
Consolidated Adjusted EBITDA	$517	$630
Weighted average units outstanding(1)			311.3	311.2

(1)        Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

PROPORTIONATE RESULTS FOR THE SIX MONTHS ENDED JUNE 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the six months ended June 30:

	(GWh)				(MILLIONS)

	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO		Net Income (Loss)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Hydroelectric
North America	7,198	7,983	6,813	6,883	$482	$539	$371	$406	$301	$320	$86	$146
Brazil	2,151	2,156	1,986	1,978	100	123	82	91	70	73	34	33
Colombia	1,241	1,626	1,668	1,667	105	118	61	73	44	51	34	37
	10,590	11,765	10,467	10,528	687	780	514	570	415	444	154	216
Wind
North America	1,596	1,611	1,882	1,909	116	121	93	88	58	52	(27)	(18)
Europe	360	478	428	531	37	50	26	35	21	28	(12)	—
Brazil	212	253	294	260	11	16	9	11	6	6	(3)	1
Asia	200	91	218	89	13	5	11	3	7	2	4	1
	2,368	2,433	2,822	2,789	177	192	139	137	92	88	(38)	(16)
Solar	616	486	737	490	110	89	95	74	55	45	(20)	13
Storage & Other	142	164	—	—	37	45	20	21	14	14	—	1
Corporate	—	—	—	—	—	—	19	(7)	(127)	(134)	(122)	(154)
Total	13,716	14,848	14,026	13,807	$1,011	$1,106	$787	$795	$449	$457	$(26)	$60

Normalized									$453	$407

The following table reconciles net income attributable to Unitholders and earnings per unit, the most directly comparable IFRS measures, to FFO, and FFO per unit, both non-IFRS financial metrics for the six months ended June 30:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2020	2019	2020	2019
Net income attributable to:
Limited partners' equity	$(15)	$34	$(0.08)	$0.19
General partnership interest in a holding subsidiary held by Brookfield	—	1	—	—
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	(11)	25	—	—
Net income attributable to Unitholders	$(26)	$60	$(0.08)	$0.19
Adjusted for proportionate share of:
Depreciation	330	321	1.06	1.03
Foreign exchange and unrealized financial instruments loss (gain)	44	31	0.14	0.10
Deferred income tax (recovery) expense	6	(14)	0.02	(0.04)
Other	95	59	0.30	0.19
FFO	$449	$457	$1.44	$1.47
Distributions attributable to:
Preferred limited partners' equity	26	21
Preferred equity	13	13
Current income taxes	15	20
Interest expense – borrowings	217	240
Management service costs	67	44
Proportionate Adjusted EBITDA	$787	$795
Attributable to non-controlling interests	348	487
Consolidated Adjusted EBITDA	$1,135	$1,282
Weighted average units outstanding(1)			311.3	311.1

(1)        Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

BROOKFIELD RENEWABLE CORPORATION REPORTS

SECOND QUARTER 2020 RESULTS

All amounts in U.S. dollars unless otherwise indicated

The Board of Directors of Brookfield Renewable Corporation ("BEPC" or our "company") (NYSE, TSX: BEPC) today has declared a quarterly dividend of $0.4340 per class A exchangeable subordinate voting share of BEPC (a "Share"), payable on September 30, 2020 to shareholders of record as at the close of business on August 31, 2020. This dividend is identical in amount per Share and has identical record and payment dates to the quarterly distribution announced today by BEP on BEP's units.

The Shares of BEPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Renewable Partners L.P. ("BEP" or the "Partnership") (NYSE, BEP; TSX: BEP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BEP's units and each Share being exchangeable at the option of the holder for one BEP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BEP's unit and the combined business performance of our company and BEP as a whole. In addition to carefully considering the disclose made in this news release in its entirety, shareholders are strongly encouraged to carefully review BEP's letter to unitholders, supplemental information and its other continuous disclosure filings. BEP's letter to unitholders and supplemental information are available at www.bep.brookfield.com. Copies of the Partnership's continuous disclosure filings are available electronically on EDGAR on the SEC's website at www.sec.gov or on SEDAR at www.sedar.com.

Results

During the six month period ended June 30, 2020, our company had not yet commenced operations.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	June 30	December 31
	2020	2019
Assets
Cash and cash equivalents	$100	$100
Total Assets	$100	$100
Equity
Shareholders' equity	$100	$100
Total Equity	$100	$100

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, including the proposed acquisition of a 1,200 megawatt solar development project in Brazil, financing and refinancing opportunities, BEPC’s eligibility for index inclusion, BEPC’s ability to attract new investors as well as the future performance and prospects of BEPC and BEP, the prospects and benefits of the combination of Brookfield Renewable and TerraForm Power, including certain information regarding the combined company’s expected cash flow profile and liquidity, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include (without limitation) our inability to identify sufficient investment opportunities and complete transactions, including the proposed acquisition of a 1,200 megawatt solar development project in Brazil; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; weather conditions and other factors which may impact generation levels at facilities; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; changes to government regulations, including incentives for renewable energy; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy  changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of BEP and other risks and factors that are described therein and that are described in the BEP’s and BEPC's registration statement on Form F-1/F-4 filed in connection with the distribution of BEPC’s Shares and the acquisition of TerraForm Power and the Canadian prospectus filed with the securities regulators in Canada qualifying the distribution of BEPC's Shares.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to Adjusted EBITDA, FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit used by other entities. We believe that Adjusted EBITDA, FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of Adjusted EBITDA, FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of Adjusted EBITDA, FFO and FFO per Unit to the most directly comparable IFRS measure, please see “- Reconciliation of non-IFRS measures” below and “PART 4 - Financial Performance Review on Proportionate Information - Reconciliation of non-IFRS measures” included in our Management’s Discussion and Analysis for the three and six months ended June 30, 2020. Normalized FFO assumes long-term average generation in North America and Europe and uses 2019 foreign currency rates and management service costs.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.